SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, DC  20549

				---------------------

				    SCHEDULE 13D
				   (Rule 13d-101)

	INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
	TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
				RULE 13d-2(a)

                              (Amendment No. 2) 1

			 BUTLER INTERNATIONAL, INC.
			     --------------------------
				   (Name of Issuer)

	       		Common Stock, $.001 Par Value
			    -----------------------------
			    (Title of Class of Securities)

				     123649105
				    ------------
				   (CUSIP Number)

				Scott B. Bernstein, Esq.
				Caxton Associates, L.L.C.
				731 Alexander Road, Bldg. 2
				Princeton, New Jersey  08540
					(609) 419-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

				    September 3, 2003
			------------------------------------
 	Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. (Continued on following pages)
_________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



				SCHEDULE 13D

CUSIP NO. 123649105

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton International Limited
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

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6  CITIZENSHIP OR PLACE OF ORGANIZATION
   British Virgin Islands

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NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		662,700
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		662,700
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     662,700
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
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14   TYPE OF REPORTING PERSON*

     CO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 123649105

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Caxton Associates, L.L.C.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES	-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		662,700
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		662,700
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     662,700
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

			 SCHEDULE 13D

CUSIP NO. 123649105

1  NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

   Bruce S. Kovner
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  |_|
							(b)  |_|
-----------------------------------------------------------------------------

3  SEC USE ONLY

-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)					|_|

-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

-----------------------------------------------------------------------------
NUMBER OF	7  SOLE VOTING POWER
   		0
SHARES		-------------------------------------------------------------

BENEFICIALLY	8  SHARED VOTING POWER
   		662,700
OWNED BY	-------------------------------------------------------------

EACH		9  SOLE DISPOSITIVE POWER
		0
REPORTING	-------------------------------------------------------------

PERSON		10 SHARED DISPOSITIVE POWER
		662,700
WITH
		-------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     662,700
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!


This Amendment 2 to Schedule 13D relates to the Common Stock, par
Value $.001 per share (the "Common Stock"), of Butler International, Inc., a Delaware corporation (the "Company"), 110 Summit Avenue, Montvale, NJ 07645."



Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is hereby amended by replacing it with the following paragraph:

	"No amounts were paid (excluding commissions, if any) in the series of transactions pursuant to which Caxton International sold shares of Common Stock during the past 60 days."

Item 4. Purpose of Transaction.

	Item 4 is hereby amended by replacing it with the following paragraphs:

	"The persons filing this Report have become increasingly concerned that the
	Common Stock is under-valued and that conflicts of interest may exist
	between the Company and its Board of Directors (including Management
	appointed by the Board).  The persons filing this Report believe that
	management should take further steps to enhance shareholder value and
	insure that the Company would be in a position to create, if needed, an
	independent audit committee and/or independent compensation committee.
	Such steps should include the following: (i) detailed disclosure of all
	existing relationships among the Company and past and current management
	and the Board, 	(ii) removal of any and all take-over provisions currently
	applicable to the Company, (iii) the appointment of additional independent
	directors to the Board,	which should include representatives selected by the
	common shareholders not owning the Company's convertible PIK securities, and
	(iv) Management and the	Board of Directors should disclose any and all
	compensation (including non-cash compensation) and/or services that they may
	have received from the	Company.  Additionally,	the persons filing this
	Report, although not a party to the action, support the ongoing shareholder
	lawsuit against the Company.


 	The persons filing this Report are also examining all of their options with respect to the possibility of taking actions which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of
	Item 4 of Schedule 13D.

	Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise
	dispose	of Common Stock owned by it, in each case in open market or
	privately negotiated transactions or otherwise."




Item 5.	Interest in Securities of the Issuer.

	Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended by replacing said subparagraph with the following subparagraph:

	"(a) Caxton International beneficially owns 662,700 shares of Common Stock (the "Shares"), representing approximately 6.5% of the total shares of Common Stock issued and outstanding. The decrease in beneficial ownership from the date of the Schedule 13D filed June 6, 2003 is a result of the net sale of Shares by Caxton International being reported hereunder."


	Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by replacing said subparagraph with the following subparagraph:

	"(c)  Caxton International sold shares of Common Stock in a series
	of open market transactions effected primarily with independent brokers and,
	to a lesser extent, directly with market makers utilizing the NASDAQ System,
	during the last 60 days.  See Schedule A for disclosure of (1) the date,
	(2) the price and (3) the amount of Shares sold by Caxton International
	during the past 60 days."


	After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


September 5, 2003



CAXTON INTERNATIONAL LIMITED


By:/s/Joseph Kelly
      Name:  Joseph Kelly
      Title:   Vice President & Treasurer


By:/s/Maxwell Quin
      Name:  Maxwell Quin
      Title:   Vice President & Secretary


CAXTON ASSOCIATES, L.L.C.


By:/s/Scott B. Bernstein
      Name:  Scott B. Bernstein
      Title: Secretary


/s/Scott B. Bernstein
Bruce S. Kovner, by Scott B. Bernstein as
Attorney-in-Fact




						Schedule A

	Caxton International Limited
		No of Shares		Price Per Share
Trade Date	Purchased (Sold)	(Excluding Commission)

29-AUG-03	  (7,900) 	 	0.7437
02-SEP-03	 (25,500)	 	0.7344
03-SEP-03	 (19,700)		0.7137
04-SEP-03	 (40,000)		0.8136